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SHL TELEMEDICINE COMMENCES TENDER OFFER FOR THE ACQUISITION OF RAYTEL

Tel Aviv/Zurich, February 25th, 2002. SHL Telemedicine Ltd. (SWX: SHLTN), a developer and marketer of telemedicine devices and provider of telemedicine services, today announced that it had commenced its tender offer to acquire all the outstanding common stock of Raytel Medical Corporation (Nasdaq: RTEL), a leading U.S. provider of remote cardiac monitoring and testing. SHL TeleMedicine Acquisition Corp., a wholly-owned subsidiary of SHL Telemedicine Ltd., is offering to purchase all of the outstanding common stock of Raytel Medical Corporation for USD 10.25 net per share in cash. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on March, 21st, 2002, unless the Offer is extended. SHL announced its agreement to acquire Raytel on February 8th, 2002.

The Board of Directors of Raytel, upon the unanimous recommendation of a special committee of the Raytel Board, has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, Raytel and its stockholders. Accordingly, the Raytel Board has unanimously recommended that Raytel stockholders accept the Offer and tender their Shares in the Offer. Directors and officers of Raytel, who own approximately 6.4% of the outstanding shares of Raytel, have agreed to tender their shares.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent a majority of all outstanding Shares on a fully diluted basis.


***

ABOUT SHL TELEMEDICINE LTD.

SHL TELEMEDICINE LTD., develops and markets telemedicine systems and call center services. It provides remote monitoring systems in cardiology and pulmonology for a variety of patients ranging from high risk and chronically ill patients to healthy individuals who wish to take a more active role in managing their health. Individuals can transmit indications of cardiac or pulmonary functions (e.g. 12-lead EKG, blood pressure and spirometry readings) via phone to a medical call center staffed with trained medical personnel for analysis and instruction. SHL is listed on the SWX New Market and holds 19.9% of the shares in the joint venture Philips HeartCare Telemedicine Services Europe B.V. In 2000, SHL reported revenues of USD 19.5 million and a profit of USD 1.2 million. In the first 9 months of 2001, SHL achieved revenues of USD 22.0 million and a profit of USD 12.3 million. SHL stated that preliminary financial results for fiscal year 2001 are expected to meet or exceed revenue and profitability forecasts of the investment community. Additional information on SHL TeleMedicine is available at www.shl-telemedicine.com.

***

ABOUT RAYTEL

RAYTEL, incorporated in 1981, is a provider of healthcare services, focusing on the needs of patients with cardiovascular disease. It is considered to be the leading provider of remote pacemaker


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monitoring services in the United States, and provides other cardiac diagnostic services utilizing trans-telephonic monitoring technologies. Raytel also owns and operates a number of outpatient diagnostic imaging facilities and cardiovascular and nuclear cardiology diagnostic service facilities. Raytel's revenues for the year ended 30 September 2001 totaled $71.3 million and the Company recorded a loss for the year from continuing operations of $13.3 million. This loss was due to the provision for payments of $14.1 million in connection with the June 2001 settlement of claims made by the US government in connection with the Company's past pacemaker operations and Medicare billing practices.

Raytel's revenues for the first quarter ended December 31, 2001 were USD 18.1m compared to USD 17.2m in the first quarter of fiscal 2001. Net income was USD 281,000 compared to USD 10,000 for the same fiscal quarter last year.

***

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Raytel. SHL TeleMedicine has filed a Tender Offer Statement with the U.S. Securities and Exchange Commission and Raytel has filed a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/ Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the offer. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the commission) and the Solicitation/Recommendation Statement have been mailed to Raytel stockholders and are also available for free at the commission's website at www.sec.gov.

***

Press Contacts for SHL Telemedicine

Erez Alroy, Co-President
Phone +972-3-561 22 12, Fax +972-3-624 24 14, erez@shl-telemedicine.com

Martin Meier-Pfister, SHL IR Office Switzerland @ Wirz
Phone +41 1 457 56 30, Fax +41 1 457 56 57, shl-telemedicine@wirz.ch


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